FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2004

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Translation of registrant’s name in English)

15 Beit Oved Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No☒

        On March 30, 2004, Aladdin Knowledge Systems Ltd. (the “Registrant”) announced that it is raising revenue guidance for the first quarter of 2004 ending March 31, 2004. A copy of the press release is attached hereto as Exhibit 1.

        This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Aladdin Knowledge Systems Ltd. (Registrant) BY: /S/ Erez Rosen —————————————— Erez Rosen CFO

Date: April 1, 2004

Exhibit 1

Aladdin Knowledge Systems
Raises First Quarter 2004 Guidance

CHICAGO, March 30, 2004, – Aladdin Knowledge Systems, Ltd. (NASDAQ: ALDN) today announced that it is raising revenue guidance for the first quarter of 2004 ending March 31, 2004, due to strong sales and expanded penetration across all product lines.

Aladdin now expects first quarter revenue to increase to between $15.9 and $16.3 million, as compared to $13.17 million in the first quarter of 2003. The expected increase in revenue updates Aladdin’s Q1 2004 guidance issued on January 22, 2004. Original expectations for Q1 2004 revenue were listed in the area of $14.4 and $14.9 million. With this updated outlook Aladdin will be experiencing a third quarter of sequential record growth and increased profitability.

Aladdin also announced the appointment of the Global Consulting Group as its investor relations firm. For further information contact Mark Jones at 646-284-9414 or mjones@hfgcg.com.